SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15 (d) of the Securities Exchange Act of 1934.

Commission File Number: 000-20598

RENEGADE ENERGY CORP.
(Exact name of registrant as specified in its charter)

19881 Brookhurst Boulevard, # C-265, Huntington Beach, California  92646;
TEL:  714-264-6694
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

None
(Title of each class of Securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:  240

          Pursuant to the requirements of the Securities Exchange Act of 1934, Renegade Energy Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RENEGADE ENERGY CORP.

DATE: November 19, 2007	/s/ Darryl Readshaw Darryl Readshaw, President